SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549


                          Schedule 13D
            Under the Securities Exchange Act of 1934

                        (Amendment No. 1)


                         WPI Group, Inc.
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                        (Name of Issuer)


                  Common Stock, $0.01 par value
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                   (Title of Class of Securities)


                            92930K107
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                           (CUSIP Number)

                        Gerald R. Allard
                   520 South Collier Boulevard
                        Chalet Number 301
                   Marco Island, Florida 33937

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     (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        November 17, 1999
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     (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of  240.13d-
1(e), 240.13.d-1(f) or 240.13d-1(g), check the following box. [ ]

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(1)  Names of reporting persons; I.R.S. Identification Nos. of above persons (entities only)

     Gerald R. Allard    ###-##-####
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(2)  Check the appropriate box if a member of a group
     Not applicable           (a)  [  ]

                              (b)  [  ]
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(3)  SEC use only

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(4)  Source of funds (see instructions)

     PF
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(5)  Check if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)  [  ]

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(6)  Citizenship or place of organization

     United States
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Number of shares beneficially owned by each reporting person with:

(7)  Sole dispositive power                  451,500

(8)  Shared voting power                     - 0 -

(9)  Sole dispositive power                  - 0 -

(10) Shared dispositive power                - 0 -
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(11) Aggregate amount beneficially owned by each reporting person

     451,500
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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

     [  ]
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(13) Percent of class represented by amount in Row (11)

     7.464%

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(14) Type of reporting person

     IN
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ITEM 1.    SECURITY AND ISSUER

     This Schedule relates to Common Stock, $0.01 par value, of WPI Group, Inc., 1155 Elm Street, Manchester, New Hampshire 03101


ITEM 2.    IDENTITY AND BACKGROUND

(a)  Gerald R. Allard*

(b)  520 South Collier Boulevard, Chalet Number 301, Marco
     Island, Florida 38937

(c)  The principal occupation of Gerald R. Allard is investor.

(d) Gerald R. Allard, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Gerald R. Allard has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Gerald R. Allard is a citizen of the United States.


     * All shares are held by Gerald R. Allard, Trustee of the Gerald R. Allard Revocable Trust of 1994, a grantor trust.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Gerald R. Allard's source of funds used to acquire securities subject to this Schedule was personal funds, none of which were borrowed. The aggregate purchase price of the securities was $1,122,750.

ITEM 4.    PURPOSE OF TRANSACTIONS.

     The purpose of the acquisition of the Securities is for investment.

     Gerald R. Allard does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule D. Gerald R. Allard may, at any time and from time to time, engage in further purchases or sales of the issuer's securities.

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ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number of shares of WPI Group, Inc.'s common stock beneficially owned by Gerald R. Allard is 451,500 representing approximately 7.464% of the class, based on the most recent Quarterly Report on Form 10-Q filed by the issuer.

(b) Gerald R. Allard possesses sole power to vote or direct the vote and dispose or direct the disposition of securities.

(C) Gerald R. Allard effected the following purchases of the securities, in broker transactions, in the past 60 days:

Date                     No. of Shares            Price Per Share

October 28                    7,200                    $3.00
October 29                    2,000                    $3.00
November 3                    1,600                    $3.00
November 12                   5,910                    $2.625
November 15                   10,000                   $2.513
November 17                   10,000                   $2.4688
November 18                   5,000                    $2.375
December 8                    5,000                    $2.50
December 9                    2,600                    $2.50
December 10                   2,400                    $2.50
                              5,000                    $2.4375
December 22                   25,000                   $1.9688
December 23                   38,300                   $2.129
                              10,000                   $1.50
December 27                   20,800                   $1.8753


ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     There are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.


Not applicable.

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     After reasonable inquiry and to the best of the
undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


     January 4,2000



                                   /s/ Gerald R. Allard
                                   --------------------
                                   Gerald R. Allard

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